Exhibit 21.1

Subsidiary	Location	Ownership Percentage
AiChat Pte. Ltd.	Singapore	85%
Debt Does Deals, LLC	Texas	100%
Hyperfast Title, LLC	Florida	85%
Naamche, Inc.	Delaware	100%
Prevu, Inc.	Delaware	100%
reAlpha Acquisitions Churchill, LLC	Delaware	100%
reAlpha AI Labs, Inc.	Delaware	100%
reAlpha Merger Sub I, Inc.	Delaware	100%
Realpha Nepal Private Limited (f/k/a Naamche Inc. Private Limited)	Nepal	100%
reAlpha Realty, LLC	Florida	100%
reAlpha Realty, LLC	Texas	100%
reAlpha Realty, LLC	Georgia	100%
reAlpha Techcorp Private Ltd.	India	96.67%
reAlpha Acquisitions, LLC	Delaware	100%
Roost Enterprises, Inc.	Delaware	100%
US Realty Brokerage Solutions, LLC	Delaware	100%